U.S. SECURI[redacted]IISSION
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06007152

Annual Audited Report Form X-17a-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Linsco/Private Ledger Corp.

Firm I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22nd Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister 858-450-9606
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, C. William Maher, Managing Director, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Linsco/Private Ledger Corp. (the "Company") as of December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Director, Chief Financial Officer
Title

Notary Public

KIMBERLY A. SCHEET
COMMISSION 1393927
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires Jan. 14, 2007

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

LINSCO/PRIVATE LEDGER CORP.
(SEC I.D. No. 8-17668)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005, AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
www.deloitte.com

SEC MAIL RECEIVED PROCESSING
MAR 2 4 2006
WASH. D.C. 213 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Linsco/Private Ledger Corp.:

We have audited the accompanying statement of financial condition of Linsco/Private Ledger Corp. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Linsco/Private Ledger Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The following supplemental schedules of Linsco/Private Ledger Corp. are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act.

Page

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

March 17, 2006

LINSCO/PRIVATE LEDGER CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$ 100,985
Cash and securities segregated under federal and other regulations	20,895
Receivable from:	
Customers, net of allowance of $123	249,656
Product sponsors, broker-dealers and clearing organizations	94,311
Others, net of allowances of $2,529	33,777
Securities borrowed	6,439
Securities owned—at market value (including $2,353 pledged to clearing organizations)	8,475
Fixed assets, net of accumulated depreciation and amortization of $52,694	40,442
Goodwill	421
Intangible assets, net of accumulated amortization of $1,510	4,675
Income tax receivable from parent	53,791
Net deferred income tax	2,070
Prepaid expenses	10,998
Due from affiliates	8,170
Other assets	5,371
TOTAL	$ 640,476

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Drafts payable	$ 88,230
Payable to customers	195,105
Payable to broker-dealers and clearing organizations	18,688
Accrued commissions payable	54,223
Accounts payable and accrued liabilities	33,369
Securities sold but not yet purchased at market value	4,888
Unearned revenue	24,941
Total liabilities	419,444
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, no par value—authorized, 7,500 shares; issued and outstanding, 4,900 shares	17
Additional paid-in capital	115,671
Retained earnings	105,344
Total stockholder's equity	221,032
TOTAL	$ 640,476

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Linsco/Private Ledger Corp. ("Linsco" or the "Company"), headquartered in Boston and San Diego, is a clearing broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. Additionally, the Company is a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPL"), a Massachusetts holding corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 6,500 registered financial advisors dispersed throughout the United States.

On December 28, 2005, BD Acquisition, Inc., merged (the "Transaction") with and into LPL, with LPL being the surviving legal entity. As a result of the Transaction, LPL became wholly owned by BD Investments Holdings, Inc. ("BDIH"), a newly formed entity controlled by Hellman & Friedman Capital Partners V, L.P., Hellman & Friedman Capital Partners V (Parallel), L.P., and TPG Partners IV, L.P. The transaction was accounted for as a business combination in accordance with Statement of Financials Standards ("SFAS") No. 141, *Business Combinations*, and the consensuses reached by the Emerging Issues Task Force ("EITF") in Issue No. 88-16, *Basis in Leveraged Buyout Transactions,* and EITF Issue No. 90-12, *Allocating Basis to Individual Assets and Liabilities for Transactions* within the scope of EITF Issue No. 88-16. The purchase price allocation for intangible assets and goodwill were not pushed down as push down accounting is not required for privately held companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash equivalents are highly liquid investments with original maturities of less than 90 days that are not required to be segregated under federal or other regulations. Cash and cash equivalents are composed of interest-bearing deposits and money market funds.

Cash and Securities Segregated Under Federal and Other Regulations—As a broker-dealer carrying customer accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3. At December 31, 2005, the Company had $20.90 million in cash and securities segregated in a special reserve bank account for the benefit of customers.

Receivable From and Payable to Customers—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying statement of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors including its ability to collect from the client and/or the customer's financial advisor and the Company's historical experience in collecting on such transactions. Allowances for uncollectible amounts due from customers as of December 31, 2005, were $123,000.

Receivable From Product Sponsors, Broker-Dealers and Clearing Organizations—Receivable from product sponsors, broker-dealers and clearing organizations primarily consists of commission and transaction related receivables.

Receivable From Others—Receivable from others primarily consists of accrued fees from product sponsors, financial advisors, and others. The Company periodically extends credit to its independent financial advisors in the form of recruiting loans, commission advances, and other loans. The decisions to grant receivables to financial advisors are generally based on either the financial advisor's credit score, his/her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the financial advisor's registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payable to broker-dealers and clearing organizations in the statement of financial condition.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125*, the Company is required to disclose the collateral received under securities borrowed, customer and noncustomer agreements that it has the ability to sell or repledge, and the amounts of collateral that have been pledged or resold. As of December 31, 2005, the Company had received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $309.45 million, which it can sell or repledge. Of this amount, approximately $36.04 million has been pledged as of December 31, 2005, in connection with deposits at clearing organizations.

Securities Owned and Sold but Not Yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value with realized and unrealized gains and losses being recorded in other revenue. Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expense reported on a trade-date basis. Securities owned by customers held as collateral for the receivable balances are not reflected in the statement of financial condition.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 10 years. Equipment, furniture, fixtures, and purchased software are depreciated over periods of three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*.

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software generally ranging from three to five years. Those costs are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill— Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur.

Identifiable Intangible Assets—Intangible assets, which consist of relationships with financial advisors, are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies —The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Drafts Payable—Drafts payable represents customer withdrawals drawn against the Company under a sweep agreement with a bank which have not yet cleared through the bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to, the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing on the part of a financial advisor, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded to earnings in such period of change in professional services.

Tax Contingencies—Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of SFAS No. 5, *Accounting for Contingencies.*

Estimates of Effective Tax Rates, Deferred Taxes, and Valuation Allowances—In preparing the financial statement, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. The Company must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, the Company generally records a corresponding increase or decrease to tax expense. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the net deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company's operating results for any particular reporting period.

Income Taxes—The Company is included in the consolidated federal income tax return filed by LPL. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from LPL. Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement,

utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets. Deferred tax liabilities resulting from the recognition of intangible assets will be amortized simultaneously with those intangible assets through income over their estimated useful life of 20 years.

Recently Issued Accounting Pronouncements— In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3*. SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods' financial statement of (1) all voluntary changes in accounting principles and (2) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company has not yet determined the effect of the adoption of SFAS No. 154 on the Company's financial statement.

In December 2004, the FASB issued SFAS No. 123 (revised), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R eliminates the intrinsic value method under APB Opinion No. 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the fair value based method of accounting for share-based payment liabilities, forfeitures, and modifications of stock-based awards and clarifies SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. In addition, SFAS No. 123R amends SFAS No. 95, *Statement of Cash Flows,* to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows. The Company will adopt SFAS No. 123R beginning on January 1, 2006, on a prospective basis. The Company has not determined the effect of the adoption of SFAS No. 123R on the Company's financial statement.

3. RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS, AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2005, receivable from product sponsors, broker-dealers, and clearing organizations and payable to broker-dealers and clearing organizations was as follows (in thousands):

Receivables	
Securities failed-to-deliver	$ 4,197
Receivable from broker-dealers	31,132
Receivable from clearing organizations	5,644
Commissions receivable from product sponsors and others	53,338
	$94,311
Payables	
Securities failed-to-receive	$ 7,280
Payable to broker-dealers	507
Payable to clearing organizations	4,306
Securities loaned	6,595
	$18,688

Securities loaned represent amounts due to DTC for collateral received in participation with its securities lending program.

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2005, the components of securities owned and securities sold but not yet purchased were as follows (in thousands):

Securities Owned

Marketable securities at market value:	
Mutual funds	$5,750
U.S. government obligations	2,353
Variable annuities	206
Stocks and warrants	90
Money market funds	76
	$8,475

Securities Sold But Not Yet Purchased

Marketable securities at market value:	
Mutual funds	$3,765
Stocks and warrants	1,086
Certificate of deposits	25
Unit investment trust	12
	$4,888

5. FIXED ASSETS

The components of fixed assets at December 31, 2005, are as follows (in thousands):

Computers and software	$ 36,981
Internally developed software	33,810
Leasehold improvements	11,471
Furniture and equipment	10,874
Total fixed assets	93,136
Accumulated depreciation and amortization	(52,694)
Fixed assets—net	$ 40,442

6. INTANGIBLES

Intangible assets representing relationships with independent financial advisors were obtained from LPL through its acquisition of certain broker/dealers in 2004. The initial value assigned to these intangible assets was $4.17 million. The Company amortizes such intangible assets over an expected life of approximately five years.

In addition to the initial purchase price, the purchase agreement contained an earn-out provision calling for an additional payment, contingent upon LPL receiving certain amounts of commissions generated by financial advisors recruited from those broker/dealers during the 12-month period following the date of acquisition. Such contingent payment was not included in the initial purchase price due to the uncertainty of meeting required criteria. In June 2005, after completion of the earn-out measurement period, the Company determined that an additional payment of $2.02 million was due. This additional payment was recorded as a purchase price adjustment with a corresponding increase to intangible assets and is amortized over the remaining expected life of approximately four years.

Recording such intangible assets also caused the Company to recognize a deferred tax liability and goodwill in the amount of $421,000.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the net deferred tax assets included in the statement of financial condition is presented below (in thousands):

Deferred tax assets:	
Reserves for litigation, vacation allowance, and bonuses	$ 1,477
Deferred rent	2,259
Provision for bad debts	1,087
Intangible assets	21
Equity compensation	2,684
Regulatory fees	2,361
Total deferred tax assets	9,889
Deferred tax liabilities:	
Fixed assets	7,679
State taxes	119
Other	21
Total deferred tax liabilities	7,819
Net deferred tax asset as reported in the accompanying statement of financial condition	$ 2,070

A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

8. BANK LOANS PAYABLE

The Company maintained uncommitted, secured lines of credit totaling $305 million, which were utilized during the year, but there were no balances outstanding at December 31, 2005.

9. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2005, are approximately as follows (in thousands):

Year Ending December 31	
2006	$ 8,145
2007	8,817
2008	9,012
2009	9,287
2010	9,318
Thereafter	17,099
	$61,678

Guarantees—The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Regulatory—In May 2005, the Company entered into an Acceptance Waiver and Consent ("AWC") with the NASD regarding certain sales of Class B and Class C mutual fund shares. In its investigation, the NASD questioned whether certain sales of Class B and Class C mutual fund shares since January 1, 2002, were appropriate on the basis of cost differences among share classes. The AWC provides for payment to clients impacted by certain transactions and imposition of a monetary penalty. In December 2005, the AWC was counter signed by the NASD. The Company paid a fine in the amount of $2.40 million and agreed to remediate certain transactions occurring since January 1, 2001, based on the criteria outlined in the AWC. At December 31, 2005, the Company had maintained an accrual for client settlements related to this matter in the amount of $5.36 million ($4.85 million of which had been accrued for in the prior year), which is reflected in the Company's accompanying statement of financial condition.

In June 2005, the Company also signed an AWC from the NASD in connection with its receipt of brokerage commissions ("directed brokerage") by certain fund families as payment for participation in LPL's mutual fund marketing programs during the period from January 1, 2000 through December 31, 2003. In conjunction with the AWC, LPL paid a monetary penalty in the amount of $3.60 million ($3.50 million of which had been accrued for in December of 2004).

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2005, the Company had pledged $22.51 million and $6.59 million of customer-owned securities with the Options Clearing Corporation and Depository Trust Company, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2005, did not have a material effect on the statement of financial condition of the Company.

10. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 8% of the employee's total compensation.

The employees of the Company participate in stock option plans (the "Plans ") of BDIH (previously the Plans of LPL). The Plans provide for the granting of incentive stock options, nonqualified stock options, and stock appreciation rights to employees of LPL and its subsidiaries. Stock appreciation rights do not vest; exercise is contingent upon a public offering of BDIH's stock or a change of control event as defined in the Plan document. Stock options granted under the stock option plans, primarily to officers and key employees, have an exercise period of 10 years. The options vest 33-1/3% on the fifth anniversary of the grant date and 33-1/3% at the end of each year thereafter. The Plans and the underlying option agreement also provide for accelerated vesting upon certain change in controls, including a public offering.

The Transaction discussed in Note 1 qualified as a change in control event that triggered the acceleration provisions in the Plan. Immediately prior to the consummation of the Transaction and in accordance with the Plans, each employee's unvested stock options became 33-1/3% vested and exercisable with the unvested portion vesting in equal increments on the first and second anniversary dates following. Additionally, all outstanding stock appreciation rights were exercised for which the former holders received a cash payment equal to the fair market value, as determined in the Transaction, less the applicable exercise price and certain selling expenses. The Company recognized additional compensation expenses of $5.1 million related to the accelerated vesting and $15.8 million for the exercise and payment of all stock appreciation rights. Payment for the stock appreciation rights was received from LPL and recorded as a capital contribution. Also as part of the Transaction, certain employees and officers of the Company elected to exercise their vested options and sell their common stock or convert them along with any unvested options into options for common shares of BDIH, retaining the same terms and conditions of the original Plans. A total of 1,652,049 options were sold with the remaining 2,103,966 converted into 2,107,814 options of BDIH. The exercise and sale of stock options and stock appreciation rights generated a tax benefit to the Company of approximately $62.7 million, $9.4 of which was recorded through income tax expense and $53.3 million of which was recorded as additional paid-in capital.

11. RELATED-PARTY TRANSACTIONS

The Company provides facilities for and performs certain accounting and management services for the Independent Advisors Group Corporation, a wholly owned subsidiary of LPL. In exchange for these services, the Company receives a monthly administration and per-account fee.

The Company also has an agreement with the Private Trust Company, N.A., ("PTC") an indirect wholly owned subsidiary of LPL, which provides custodial trust services for its individual retirement accounts. In exchange for these services, the Company pays $125,000 per month.

The Company also receives and pays mortgage brokerage commissions to its financial advisors on mortgage services offered through Innovex Mortgage, Inc., a wholly owned subsidiary of LPL.

12. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2005, the Company had net capital of $47.02 million, which was $41.41 million in excess of its minimum required net capital.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, the Company monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded on the accompanying statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

LINSCO/PRIVATE LEDGER CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2005 (Dollars in thousands)

	Amount Previously Reported on Unaudited Form X-17 A-5 Part II A	Adjustments		Amounts from Audited Financial Statements
Total capital and allowable credits—total stockholder's equity from statement of financial condition	$214,567	$6,465	{a}	$221,032
Deductions and/or charges:				
Nonallowable assets included in the following balance sheet accounts:				
Receivables from customers and product sponsors	31,333	(155)	{b}	31,178
Other receivables	70,172	6,408	{a}	76,580
Fixed assets—net	40,442			40,442
Intangible assets	4,675			4,675
Goodwill	421			421
Other assets	18,083	279	{c}	18,362
Total nonallowable assets	165,126	6,532		171,658
Other deductions	218			218
Total deductions and charges	165,344	6,532		171,876
Net capital before charges on trading securities positions	49,223	(67)		49,156
Haircuts on securities positions	2,138	-		2,138
NET CAPITAL	$ 47,085	$ (67)		$ 47,018
Alternative net capital required under the Securities Exchange Act—2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $250 if greater)	$ 5,611	$ -		$ 5,611
Excess net capital	$ 41,474	$ (67)		$ 41,407

Explanations:
{a} Change in estimate of tax receivable generated from exercise of employee stock options.
{b} Change in estimate of fee revenues receivable.
{c} Change in estimate of deferred tax assets.

LINSCO/PRIVATE LEDGER CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (SECTION 4d(2) OF THE COMMODITY EXCHANGE ACT) AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS (REGULATION 30.7)
DECEMBER 31, 2005

As the Company has not executed any commodity customer transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
www.deloitte.com

To the Board of Directors and Stockholder
Linsco/Private Ledger Corp.:

In planning and performing our audit of the financial statement of Linsco/Private Ledger Corp. (the "Company") for the year ended December 31, 2005, on which we issued our report dated March 17, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (collectively, the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of a financial statement in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with such practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

March 17, 2006